FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Webcast presentation for second quarter 2010 results.

Second Quarter 2010 Results July 2010 WEBCAST – CONFERENCE CALL July 29 th , 2010 Mr. Miguel Martínez COO

Disclaimer
ALL RIGHTS ARE RESERVED
© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF,
S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del
Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in
particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects”
in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in
Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both
documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the
United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

2 Agenda Q2 2010 Outlook Q2 2010 Results Financial Overview

3 Agenda Q2 2010 Outlook Q2 2010 Results Financial Overview

Results
CCS Adjusted Operating Income
1262
481
0
300
600
900
1200
1500
2Q09 2Q10
Million €
International prices and stronger
dollar
Integrated Refining and Marketing
business
Chemical business
Business in Argentina
Cost control in all areas

5 40 50 60 70 80 90 1Q 2Q 3Q 4Q 0 1 2 3 4 5 6 1Q 2Q 3Q 4Q Macro Situation Oil realization prices Gas realization prices 2010 2009 1,1 1,2 1,3 1,4 1,5 1Q 2Q 3Q 4Q Average exchange rate U$/€

6 0 2 4 6 1Q 2Q 3Q 4Q Margin Indicator Refining Margin Integrated Margin 2009 2010 0 2 4 6 8 10 1Q 2Q 3Q 4Q

2,0
2,5
3,0
3,5
4,0
4,5
1Q 2Q 3Q 4Q
Macro Situation
Argentina Prices
Average exchange rate Peso/U$
Local
Currency
US$
2.200
2.500
2.800
3.100
3.400
3.700
4.000
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
500
600
700
800
900
1.000
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
Regular Gasoline
Diesel
2009
2010

8 Agenda Q2 2010 Outlook Q2 2010 Results Financial Overview

9 Results CCS Adjusted Net Income 523 326 0 100 200 300 400 500 600 2Q09 2Q10 Million €

172
160
370
105
(42)
(51)
26
0
100
200
300
400
500
2Q09 Price effect net
of taxes
Volume Exploration
Costs
Exchange rate Depreciation &
Others
2Q10
2Q 2010 Upstream
Adjusted Operating Income
Million €

11 109 22 81 369 63 94 0 100 200 300 400 2Q09 Refining Marketing Chemical Others 2Q10 1Q 2010 Downstream CCS Adjusted Operating Income Million €

441
159
(76)
(9)
19
0
100
200
300
400
500
2Q09 Price increases
in domestic
markets
Volume increase Export prices &
international
price related
products net of
taxes
Gas Others 2Q10
1Q 2010 YPF
Adjusted Operating Income
Million €

13 181 165 0 50 100 150 200 2Q09 2Q10 Million € Gas Natural Fenosa Adjusted Operating Income

Agenda Q2 2010 Outlook Q2 2010 Results Financial Overview

Million € EBITDA ex Gas Natural 2141 1998 1331 0 500 1000 1500 2000 2Q09 1Q10 2Q10 + 60.9%

16
3,5
3,9
4,3
4,9
4,8
5,0
5,8
5,6
6,0 6,0
6,5
7,3
16,7%
14,9%
15,9%
15,6%
0,0
2,0
4,0
6,0
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10
10,0%
12,0%
14,0%
16,0%
18,0%
Net Debt Liquidity Net debt / Capital employed
Liquidity position
Data Ex Gas Natural
Net Debt (ex Preferred shares) = Gross Debt – Financial Investments – Cash & Equivalents
Billion €

Second Quarter 2010 Results July 2010 WEBCAST – CONFERENCE CALL July 29 th , 2010 Mr. Miguel Martínez COO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 29th, 2010	By:	/s/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer